Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Ekso Bionics Holdings, Inc., on Form S-1 of our report dated March 31, 2014, with respect to our audit of the financial statements of Ekso Bionics, Inc., and subsidiary as of December 31, 2012 and 2013 and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013, which report appears in the prospectus that is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such prospectus.

/s/ OUM & CO. LLP
OUM & CO. LLP

New York, NY

May 7, 2014